InnerLight Holdings, Inc. 867 East 2260 South Provo, Utah 84606 ph: (801) 655-0605 fx: (801) 655-0621 www.innerlightinc.com

March 20, 2009

Securities and Exchange Commission
Division of Finance
Washington, D.C. 20549
Attn: Janice McGuirk

RE:	InnerLight Holdings, Inc.
File No. 333—152430 (Form S-1/A4)

Dear Ms. McGuirk:

The attached Amendment No. 4 to the above-referenced filing has been filed on EDGAR and a hard copy is submitted (in redline format) in response to your comments by letter dated March 2, 2009.    This Amendment reflects the audited financial statements and narrative information through the fiscal year ended December 31, 2008, and also provides shareholder information current to March 15, 2009.

     With respect to the comments related to the Form S-1/A4, please note the following amendments to that Registration, keyed to the numerated comments of your letter and with reference to the appropriate pages of Amendment No. 3:

SEC Comment Letter March 2, 2009

1.	Percentages of international sales were added on page 6.

2.	The financial information was updated as of 12/31/08, so reference on page 6 is valid.

3.
Expanded language was added page 16 regarding the alkalization of our bodies. The Company uses the research and writings from the founder, Dr. Young in the promotion of its products. None of the Company’s products have been approved by the FDA. None of the products have undergone clinical trials, and thus none of the products has tested results. However, none of our products are required to have FDA approval, or to have undergone any clinical trials. Therefore, the Company has placed the caveat of quoting Dr. Young as its statement of belief of what the products do for the body.

4.
The consulting agreement from 2001 is attached as an exhibit. A more detailed comment was expanded on page 16 as to Dr. Young’s involvement with the Company. He consults on the products, and he is a spokesman for the Innerlight products. He attends conventions and other distributor meetings and is the key-note speaker at many of these events.

5.
A more detailed explanation of the products was added on page 16. Again, we need to emphasize the Company’s statement of belief as to what the products are for and what the products do for the body based upon Dr. Young’s research and writings as the founder of the predecessor company and the products.

Additional comments were made on page 16 regarding the New Essentials Skin Care line of products. The products are made of natural, organic and toxin-free ingredients. The ingredients are of the highest medical grade quality. The product line consists of an organic cleanser, organic hydrating crème, organic moisturizer and oxygen mist.

6.
The percentage of total sales for SuperGreens was 42% and for Prime pH was 30% for the period from February 21, 2008 to December 31, 2008. Together, they account for approximately 72% of the total sales of the Company. The percentages were added on page 16.

7.
Additional details of the DSA program, the qualifications, the compensation plan and the ranks that a DSA can achieve were added on page 16. The concern with your request to add more detail is that it may open up more questions. We feel that the expanded disclosure gives adequate information to the investor and to you regarding the Company’s DSA program and essential policies. We realize that there is a lot more to the program than what is disclosed, but every detail is in the attached exhibit and on our website. Also, we don’t feel that the prospectus is the vehicle to use as a recruiting tool that expounds upon all aspects of the Company’s DSA program. We are more than willing to comply, but we are concerned that the disclosure could become quite onerous. We have added the reference to our website (www.innerlightinc.com) for anyone that would like to read the details of the policies and procedures, the distributor agreement and the compensation plan.

8.
The three major suppliers have been added on page 16. We realized that the literature requires such disclosure. However, the competition in the market place is very intense (as disclosed), and the disclosure of such details can put us at a competitive disadvantage. We have complied with your requests, but it is our feeling that the risk of the disclosure to us does not merit the additional “benefit” derived by the investor.

9.
The percent of sales by country was added on page 19 per your request. Again, we add that it is our view that the required disclosure offers more risk to our operations than it enlightens the investor.

10.
We have expanded our comments on page 21 relating to the FDA rules governing the current good manufacturing practices. The rules are currently in place. Larger companies have already been required to comply. The Company feels its policies and procedures already comply with the existing rules even before we are required to be in compliance. We feel that any extra expense to us would be minimal. We may possibly face some supply delays if any of our major suppliers ceases to comply with the same rules. We would be forced to find different suppliers who are in compliance. Thus far, our suppliers render to us the required certification of the products manufactured by them and supplied to us. Thus far, we feel we are already in compliance with the existing rules ahead of the deadline when we may be required to comply.

11.
The legal section has been updated with the requested information regarding the Robert Young case on page 21. We added a risk factor that describes in brief the lawsuit with Dr. Young and the risk that if another similar dispute were to happen, then the Company might suffer more losses of distributors and corresponding sales.

12.	Please refer to the highlighted revised legal section on page 21 for the details of the Robert Young case. We have also filed our Consulting Agreement with Dr. Young as an Exhibit.

13.
We identified the two entities on page 27, Innerlight Global Inc. and KP Brogan Enterprises, Inc. in which Mr. Brogan had an interest. We clarified that all the DSAs agreements in the predecessor company ere terminated. All DSAs had to sign a new DSA agreement with the Company as of March 4, 2008. The two entities mentioned did not sign a new agreement with the Company and had no business or financial transactions or relationships with the Company since its inception.

14.	The amount paid to the two shareholders was added on page 27. The Company paid $329,000 to them during the period from February 21, 2008 to December 31, 2008 and accrued $23,000 at December 31, 2008.

15.	The audit report has been revised.

16.	The audit report has been revised.

17.	The audit report has been revised.

18.	The appropriate financial information was updated as of December 31, 2008.

19.	The 2006 year was evidently lost when the report was Edgarized. It has been included in the currently filed financials.

20.	The cash flow statements should reconcile with the currently filed financial statements as of December 31, 2008.

21.	The discussion on the accounting for the foreign currency follows:
a.
The balance sheet of the foreign subsidiary was translated from the functional currency into the reporting currency (USD) using the current exchange rate at the date of the balance sheet. Revenue and expenses were translated using the average exchange rate for the period. Translation transactions were included in the current statement of operations of the foreign subsidiary. Translation adjustments that resulted from the translation of the foreign entity’s financial statements into the reporting currency were not included in determining net income (loss) but were reported in other comprehensive income in the equity section.

b.
The effect of the unrealized translation adjustments reported as part of other comprehensive income in the equity section was reported in a separate line item in the statement of cash flows reconciliation of cash and cash equivalents.

22.	The acquisition activity was changed from the “Cash provided for (used in) Financing Activities” to the “Investing Activities.”

23.	The discussion of the classification of the warrants follows:
a.
The Company has issued two classes of warrants to purchase common shares. There are 2,000,000 Class A Warrants, which enables the holder to purchase common shares at $.25 per share. Class B Warrants give the shareholders the right to purchase an additional 2,000,000 common shares for $.50 per share. Warrants can be exercised or settled in cash for shares of common stock, registered or unregistered. The holders of the warrants also have the right to pay the exercise price for the shares of common stock by the surrender to the Company of any exercisable but unexercised portion on their warrants equal to the exercise price multiplied by the number of shares of common stock being purchased (“the cashless exercise right”). The Company could potentially receive up to $1,500,000 if all warrants were exercised by the holders purchasing in cash 4,000,000 shares of common stock. The fact that the holders can exercise the warrants and receive unregistered shares would justify the classification as permanent equity.

b.
The number of warrants and the exercise price would be proportionately adjusted if in the event the Company subdivides the number of outstanding common shares or declares a dividend payable in common stock.  The holders of the warrants would be treated as common shareholders in the event the Company alters the number of shares of common stock, changes or reclassifies its common stock, merges or makes a distribution of assets. The holders of the warrants would receive in substitution for the share of common stock such additional shares of stock or scrip or such assets of the Company which the holder would be entitled to receive had the holder exercised the warrant prior to these events. Our comment that the Company would never have to pay cash to satisfy the holders of warrants was to inform the investor that even if the warrant was a liability, the Company would not have to pay out any cash to satisfy the obligation. The warrant in the exhibit states that the Company may distribute such assets as it had in the extreme case of liquidation and the extreme chance that common shareholders would actually receive any distribution of assets. We concede to your comment that it is possible, although highly unlikely, that the warrant obligation could be settled by the Company in a manner that does not include the issuance of shares of common stock.

c.	The language on the classification of the warrants has been added in Note 1.

24.	Warrants as compensation

The Class A and B Warrants were issued to certain shareholders when the Company was initially organized. The warrants were issued to certain shareholders as part of the start up capital. The holders of the warrants have waived any additional consideration or compensation. The measurement date of this transaction was February 24, 2008. The acquisition of the predecessor company went effective as of March 1, 2008. The fair value of the Class A and B warrants at February 24, 2008 was zero. The Company had just been organized, and the Company had no assets at that time. The Company was formed with no cash contribution, just the issuance of common stock and the Class A and B warrants, thus resulting in a zero dollar balance sheet. There were no contingent services to be rendered by the holders. There were no market conditions that had to be achieved in order to receive the warrants.
i.
SFAS 123(R) provides guidance on how to value an equity instrument. Certain variables must be known before applying the valuation methods. There was no history for the Company, which impairs the volatility factor. The exercise price of the warrant and the term of the warrant were known. A discount rate could be derived, but no stock price was available other than the par value, which again greatly reduces the value of inserting this variable. The most readily available fair value would be the current value at the time of issue; namely zero. Combine this assumption with the fact that the holders waived any compensation rights, the warrants have been properly recorded at a zero dollar value.

25.
Discontinued operations. The SEC’s comment number 61 in the 12/11/08 letter was interpreted by the Company as being a directive in disclosing and reporting the closure of our foreign subsidiary as a discontinued operation. Now the SEC raises the question if the reporting of the closure of the foreign subsidiary as a discontinued operation is correct due to the fact that we continue to ship product to the few remaining distributors in that area. We continue to ship product to these DSAs as an effort to maintain some brand recognition and in keeping goodwill with these DSAs. The continuance of activity in this business component has created the question that this may not be a clear cut case of a discontinued operation compared to the exit of a business activity. However, we have determined to leave the disclosure as a discontinued operation as the transaction meets the requirements of SFAS 144. The statement states if a component of an entity comprises operations that can be clearly distinguished from the rest of the entity, both, operationally and for financial reporting purposes, then the transaction should be reported as a discontinued operation. It also states that one of the criteria is that the entity will not have any significant involvement in the operations of the component after the disposal transaction. Issue No. 03-13 asks whether the remaining cash flows are direct or indirect. Cash inflows, or the revenue producing activities, are considered direct if significant cash inflows are expected to be recognized by the Company as a result of the migration of revenues from the disposed component after the disposal transaction, or if significant cash inflows are expected to be recognized by the remaining entity as a result of the continuation of activities between the remaining entity and the disposed component after the disposal transaction. Revenues as a percentage of total sales from the discontinued component, which we list as Asia sales were 0.13%, 0.27%, 0.81% and 2.0% for the period from February 21, 2008 to December 31, 2008, for the two months ended February 29, 2008 and for the years ended December 31, 2007 and 2006, respectively. It is our position that the revenues do not meet the ‘significant’ test of either statement. The lack of revenues was the obvious reason that we closed the warehouses. The cash outflows ceased upon the closure of the offices with no significant outflows expended after the closure dates. Therefore, we are leaving the disclosure as a discontinued operation.

i.	We have revised the comment on page 19 to clarify that the continuing shipments are minimal in value and are done in the attempt to maintain some semblance of branding and goodwill with these DSAs.

26.	We have revised the income tax Note 9 on page F-10.

27.	We have included in the segment information the percentage of international sales by country in Note 10, page F-11.

28.	We have attached the revised Class C and Class D Warrants as Exhibits.

Thank you for your attention and assistance.

Warm regards,

Heber Maughan
Chief Financial Officer
801-655-0605 t
801-655-0621 f